UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Kirkland’s, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
497498105

(CUSIP Number)
June 13, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	497498105	13 G	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS The Integrity Brands Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		950,000 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		950,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	950,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	497498105	13 G	Page	3	of	7	Pages

1	NAMES OF REPORTING PERSONS Integrity Brands Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		950,000 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		950,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	950,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	497498105	13 G	Page	4	of	7	Pages

1	NAMES OF REPORTING PERSONS John Pound

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		50,000 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		950,000 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,000 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

950,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership:
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certification:
SIGNATURE

Page 5 of 7 pages
Item 1.
(a) Name of Issuer: Kirkland’s, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 431 Smith Lane, Jackson, Tennessee 38301.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by The Integrity Brands Fund, L.P., Integrity Brands Partners LLC and John Pound, who are collectively referred to as the “Reporting Persons.” Mr. Pound (the “Manager”) is the manager of Integrity Brands Partners LLC (the “General Partner”), which is the sole general partner of The Integrity Brands Fund, L.P. (the “Fund”). The General Partner has the power to vote and dispose of the shares of Common Stock owned by the Fund, and by virtue of his position, the Manager has the power to direct the vote and dispose of the shares of Common Stock held by the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 53 Westbourne Terrace, Brookline, Massachusetts 02446.
(c) Citizenship: The Fund is a Delaware limited partnership. The General Partner is a Delaware limited liability company. The Manager is a U.S. citizen.
(d) Title and Class of Securities: Common stock, no par value per share (“Common Stock”).
(e) CUSIP Number: 497498105.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4. Ownership:
As of the date of this filing, the Reporting Persons, in the aggregate, beneficially own 1,000,000 shares of Common Stock of the Issuer, representing approximately 5.1% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 950,000 shares of Common Stock, representing approximately 4.8% of the class, (ii) the General Partner, as the sole general partner of the Fund, owns 950,000 shares of Common Stock, representing approximately 4.8% of the class, and (iii) the Manager, as the sole manager of the General Partner, beneficially owns 950,000 shares of Common Stock, and, for his own account, beneficially owns an additional 50,000 shares of Common Stock representing, in

Page 6 of 7 pages
the aggregate, approximately 5.1% of the class. The percentage of Common Stock beneficially owned by each Reporting Person is based on a total of 19,614,657 shares of Common Stock of the Issuer outstanding as of May 24, 2008 as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended May 3, 2008. The number of shares of Common Stock reported as beneficially owned by the Reporting Persons on this Schedule 13G does not include 500,000 shares of Common Stock acquired by the Reporting Persons on June 13, 2008 and disposed of prior to the date hereof.
     The Fund has the power to vote and dispose of 950,000 of the shares of Common Stock reported in this Schedule 13G. The General Partner, as the sole general partner of the Fund, has the authority to vote and dispose of 950,000 of the shares of Common Stock reported in this Schedule 13G. The Manager, by virtue of his position as the sole manager of the General Partner, has the authority to vote and dispose of 950,000 of the shares of Common Stock reported in this Schedule 13G, and for his own account has the authority to vote and dispose of the remaining 50,000 shares of Common Stock reported on this Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class:
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A
Item 8. Identification and Classification of Members of the Group:
N/A
Item 9. Notice of Dissolution of Group:
N/A
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 23, 2008

THE INTEGRITY BRANDS FUND, L.P.

By:	Integrity Brands Partners LLC,
General Partner

By:	/s/ John Pound
John Pound
Manager

INTEGRITY BRANDS PARTNERS LLC
By:	/s/ John Pound
John Pound
Manager

JOHN POUND

/s/ John Pound

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of June 23, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Kirkland’s, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

THE INTEGRITY BRANDS FUND, L.P.

By:	Integrity Brands Partners LLC,
General Partner

By:	/s/ John Pound
John Pound
Manager

INTEGRITY BRANDS PARTNERS LLC
By:	/s/ John Pound
John Pound
Manager

JOHN POUND

/s/ John Pound